

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 12, 2010

Michael J. Long
Chairman, President and Chief Executive Officer
Arrow Electronics, Inc.
50 Marcus Drive
Melville, New York 11747

> **Re: Arrow Electronics, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 3, 2010**
> **File No. 001-04482**

Dear Mr. Long:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 91

1.   It appears that the amounts you report in the "Bonus" column were received by your named executive officers pursuant to the incentive plan described on pages 32-34 of your definitive proxy statement. Therefore, it appears those amounts should be reported pursuant to Regulation S-K Item 402(c)(2)(vii). It also appears the table on page 44 of your definitive proxy statement should reflect those amounts. Please revise future filings, as appropriate.

2.   We note the disclosures your elected to provide pursuant to Item 402(s) of
        Regulation S-K. Please note that the disclosures required by that item relate to
        the registrant's compensation practices and policies for <u>all employees</u>, not only
        those for its "executives" or "senior business leaders." Please tell us whether you
        believe the risks arising from the registrant's compensation policies and practices
        for all employees are reasonably likely to have a material adverse effect on the
        registrant. Include in your response a description of the process undertaken by the
        registrant to reach its conclusions.

<u>Item 13. Certain Relations and Related Transactions, . . ., page 91</u>

3.   In your applicable future filings, please disclose the standards applied in
        reviewing and approving the transactions mentioned in your disclosure and
        identify the persons or groups of persons who are responsible for applying those
        standards. In addition, please ensure that your disclosure in applicable future
        filings clearly identifies the types of transactions subject to the policies you
        mention. For example, it is unclear from your disclosure what transactions create
        "conflicts of interest."

<u>Definitive Proxy Statement on Schedule 14A</u>

4.   From your disclosure on page 5 of your definitive proxy statement that diversity
        "can" be an important factor to consider in evaluating candidates, it is unclear
        whether your corporate governance committee or board actually considers
        diversity in identifying nominees. In future filings, please disclose clearly
        whether, and if so how, your corporate governance committee and board
        considers diversity in identifying nominees for directors.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Peter Brown, Esq.—Senior Vice President, General Counsel and Secretary